Exhibit 99.1

Company announcement – No. 21 / 2021

Boehringer Ingelheim and Zealand Pharma Advance to Phase 2 Clinical Testing in NASH and Obesity

•	New studies mark an important advancement of Boehringer Ingelheim’s cardiometabolic focus areas obesity and NASH.

•	The GLP-1/glucagon dual agonist BI 456906 may offer important benefits on both chronic weight management and NASH improvement.

•	The Phase 2 trials for BI 456906 in obesity and NASH are part of the long-term collaboration between Boehringer Ingelheim and Zealand Pharma, with a prior Phase 2 trial of BI 456906 in people with type 2 diabetes initiated in 2020.

Ingelheim, Germany and Copenhagen, Denmark, 13 April, 2021 – Boehringer Ingelheim and Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) announced the initiation of two Phase 2 trials of the GLP-1/glucagon dual agonist BI 456906 for adults who are overweight or obese and for adults with non-alcoholic steatohepatitis (NASH). The compound was in-licensed from Zealand in 2011 and is being investigated in an ongoing Phase 2 study in people with type 2 diabetes mellitus. The once-weekly therapy may offer additional benefits on both chronic weight management, and NASH improvement and prevention of the progression to cirrhosis compared to currently available treatments with mono GLP-1 agonist compounds. BI 456906 is part of Boehringer Ingelheim’s growing portfolio in the obesity and NASH disease areas.

“Obesity and NASH are areas of high unmet medical need, with limited approved treatments currently available. They are associated with lower quality of life and increased mortality,” explains Prof. Arun J. Sanyal, Professor of Medicine, Physiology and Molecular Pathology at Virginia Commonwealth University School of Medicine in Richmond, Virginia. “I hope that this new approach will bring a much-needed treatment option for HCPs and people afflicted with obesity or NASH.”

Boehringer Ingelheim and Zealand have a fruitful longstanding partnership, bringing together Zealand’s expertise in the discovery of innovative peptide-based medicines with Boehringer Ingelheim’s expertise in the research and development of novel medicines for cardiometabolic diseases. “We are very excited to see the initiation of Phase 2 trials of BI 456906 for obesity and NASH,” said Adam Steensberg, Executive Vice President and Chief Medical Officer at Zealand Pharma. “By combining GLP-1 and glucagon agonism mechanistically, we believe our dual agonist has the potential to achieve increased weight loss, via improvement of the patient’s metabolism, and also has potential to alleviate NASH by reducing upstream steatosis.”

“Our cardiometabolic research and development is focusing on discovering novel treatments for obesity and non-alcoholic steatohepatitis (NASH), to meet the large unmet need among these groups,” explains Waheed Jamal, MD, Head of Cardiovascular, Metabolic and Respiratory Medicine at Boehringer Ingelheim. “We are exploring a number of unique approaches with great potential to help people living with obesity or NASH. We believe dual agonists are next generation drug candidates with a potential for higher efficacy in weight loss and NASH improvement/cirrhosis prevention.”

Under the terms of the GLP-1/glucagon dual agonist licensing agreement, Boehringer Ingelheim funds all research, development and commercialization activities. Zealand is entitled to receive up to EUR 345 million in outstanding milestone payments. No milestone payments are due with the initiations of these Phase 2 studies. The agreement also carries high-single digit to low-double digit percentage royalties on global sales.

About the Studies

The Phase 2 randomized double-blind placebo-controlled dose-finding trial (NCT04667377) will evaluate BI 456906 in people with obesity or who are overweight with a BMI 27 kg/m2 or higher without diabetes.

Participants will receive a subcutaneous injection of either BI 456906 or placebo once a week for the duration of the trial. The primary endpoint of this trial is the percentage change in body weight at week 46 compared to placebo.

The other Phase 2 randomized double-blind placebo-controlled dose-finding trial (NCT04771273) will evaluate BI 456906 in people with NASH and liver fibrosis (F2/F3) with and without diabetes. The primary endpoint of this trial is the histological improvement of steatohepatitis without worsening of fibrosis after 48 weeks of treatment. Participants will receive a weekly subcutaneous injection of either different doses of BI 456906 or placebo for the duration of the trial.

About Obesity

Obesity is a complex chronic disease that requires long term management. It is among the leading risk factors for several cardio-metabolic diseases such as heart disease, ischemic stroke, liver diseases incl. NASH and type 2 diabetes, as well as for a number of cancers. Worldwide obesity has nearly tripled since 1975, with nearly 2 billion adults considered overweight (BMI ≥ 25 kg/m2) in 2016, of which 650 million are considered having obesity (BMI ≥ 30 kg/m2).

About NASH

Non-alcoholic steatohepatitis (NASH) is caused by the buildup of fat in the liver and is one of the major causes of liver fibrosis and cirrhosis. It is an area of high unmet medical need with no approved treatments currently available. NASH is the more serious form of non-alcoholic fatty liver disease (NAFLD), which is the most common liver disease in Western industrialized nations. NASH and NAFLD are especially prevalent in, but not limited to, people with metabolic disorders such as type 2 diabetes and obesity. Today one out of four adults are assumed to have NAFLD. The prevalence of NASH has been estimated to range from 6.67% in Asia and 29.85% in North America for people with mild NAFLD, to reach the peak of 63% among NAFLD patients with an indication for liver biopsy, a number twice as high as 20 years ago.

About Boehringer Ingelheim

Boehringer Ingelheim is working on breakthrough therapies that improve the lives of humans and animals. As a leading research-driven biopharmaceutical company, the company creates value through innovation in areas of high unmet medical need. Founded in 1885 and family-owned ever since, Boehringer Ingelheim takes a long-term perspective. Around 52,000 employees serve more than 130 markets in the three business areas, Human Pharma, Animal Health, and Biopharmaceutical Contract Manufacturing. Learn more at www.boehringer-ingelheim.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

Media Contacts

Boehringer Ingelheim

Dr. Birgit Leimer

Product Communications Manager

Boehringer Ingelheim Corporate Center GmbH

Media + PR

E-Mail: press@boehringer-ingelheim.com

Zealand Pharma

David Rosen

Argot Partners

E-Mail: media@zealandpharma.com